[LETTERHEAD OF SIGMA DESIGNS, INC.]

January 19, 2007

Correspondence Filed Via EDGAR

Mr. Patrick Gilmore
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sigma Designs, Inc.
SEC Staff Comment Letter dated January 9, 2007

Dear Mr. Gilmore:

The comment letter referenced above requests a response from Sigma Designs, Inc. within 10 business days or to otherwise convey to you when a response will be provided. Per your telephone conversation yesterday with our counsel, please consider this letter as confirmation of our intention to respond to the above referenced comment letter no later than February 14, 2007. As indicated during the telephone conversation, such additional time is necessary due to the transition by our company to a new auditor, following the recent resignation of our prior auditor.

We appreciate the Staff’s agreement to this extension of time to respond. Should you have any questions or comments regarding this extension, please contact our counsel at your earliest convenience at 650-233-4674.

Very Truly Yours,

/s/ Kit Tsui

Kit Tsui
Chief Financial Officer